Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

26 February 2014

ASX ANNOUNCEMENT

Share Placement

Mission NewEnergy Limited (ASX: MBT) is pleased to present the attached Notice of General Meeting of Shareholders to be held at BDO, 38 Station St, Subiaco, Perth, Western Australia at 2.30pm on 28 March 2014.

The purpose of the meeting is to seek shareholder approval in accordance the Corporations Act 2001 (Cth) and the ASX Listing Rules for the placement of up to 100,000,000 ordinary shares, within 3 months of Shareholder approval, at a share price of not less than 80% of the five day Volume Weighted Average Price prior to issuance. Subject to Shareholder approval the placement may be conducted in multiple tranches.

-	Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com

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